Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months
	Ended September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003	2002

Earnings:

Income from continuing operations before income taxes	$109,648	$217,654	$142,541	$250,734	$316,873	$299,380	$340,722

Interest expense (excluding capitalized interest)(1)	37,873	55,294	56,661	56,604	32,851	19,241	5,079

Portion of rent expense under long-term operating leases representative of an interest factor	2,413	3,048	3,675	4,799	4,929	2,478	3,058

Total earnings	$149,934	$275,996	$202,877	$312,137	$354,653	$321,099	$348,859

Fixed charges:

Interest expense (including capitalized interest)(1)	$37,873	$55,294	$57,051	$57,399	$33,299	$19,241	$5,139

Portion of rent expense under long-term operating leases representative of an interest factor	2,413	3,048	3,675	4,799	4,929	2,478	3,058

Total fixed charges	$40,286	$58,342	$60,726	$62,198	$38,228	$21,719	$8,197

Ratio of earnings to fixed charges	3.7	4.7	3.3	5.0	9.3	14.8	42.6

(1)	Does not include interest expense related to uncertain positions recorded under Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which we adopted on January 1, 2007.